CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Counsel and Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, each dated June 30, 2025, and each included in this Post-Effective Amendment No. 57 to the Registration Statement (Form N-1A, File No. 333-234030) of BNY Mellon ETF Trust (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated April 22, 2025, with respect to the financial statements and financial highlights of BNY Mellon Women's Opportunities ETF (the “Fund”) (one of the funds constituting BNY Mellon ETF Trust) included in the Annual Report to Shareholders (Form N-CSR) for the year ended February 28, 2025, into this Registration Statement filed with the Securities and Exchange Commission.

  /s/ ERNST & YOUNG LLP

New York, New York

June 24, 2025